14 August 2006
SUPPLEMENTAL RESPONSE
BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303
     Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Connetics Corporation
Form 10-K for the Year Ended December 31, 2005 (“2005 Form 10-K”)
File No. 0-27406

Dear Mr. Rosenberg:
     This letter constitutes a supplemental response to your letter to Connetics Corporation (“Connetics,” the “Company,” or “us” or “we”) dated May 16, 2006 (the “Commission Letter”), specifically Staff Comments 1 and 3. Connetics’ supplemental responses to the Commission Letter are set forth below. For your convenient reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter. As indicated in our original response dated 20 June 2006, Connetics was in the process of restating its consolidated financial statements and amending its 1934 Act filings. On 25 July 2006, the Company filed an amended Annual Report on Form 10-K/A for the Year Ended December 31, 2005. This supplemental response draws on information available in that filing.
STAFF COMMENT 1
Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity and Capital Resources, page 42
1.	Your cash from operating activities related to the change in your accounts receivable balance increased by $17.3 million during the year ended December 31, 2005 as presented on the statement of cash flows. You state that this cash inflow resulted from the timing of shipments during the year ended December 31, 2005 versus the prior year. Please provide us with additional information, in a disclosure-type format, that fully explains the cash inflow in 2005 and cash outflow in 2004 and demonstrates that you have recognized the related revenue in the proper periods. In addition, explain why accounts receivable at December 31, 2005 is only $863,000, which seems unusually low compared to historical balances. Disclose your standard credit terms, explaining any difference between those terms and days sales in accounts receivable at each balance sheet date presented.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
14 August 2006

Supplemental Response 1:
     The following table sets forth, as of December 31, 2005 and 2004 as restated, the amount of each accounts receivable allowance and product-related accrual balance at the end of the year (amounts in thousands):

	December 31,
	2005	2004

Accounts Receivable, Net of Allowances:
Accounts Receivable, Gross	$11,630	$28,899
Bad Debt Allowance	(168)	(144)
Cash Discount Allowance	(362)	(564)

Accounts Receivable, Net	$11,100	$28,191

Product-related Accruals:
Rebates	$19,452	$10,841
Returns	11,306	7,769
Chargebacks	1,905	1,941
Other	2,708	1,070

Total	$35,371	$21,621

Please note that in Connetics’ original 10-K filing for the year ended December 31, 2005, we offset return and chargeback accruals against accounts receivable from our distributor customers based on the right of our customers to offset credits for returns and chargebacks against current accounts receivable. In connection with the restatement of our financial statements, we reclassified the return and chargeback accruals to product-related accruals. While our customers have the right to offset, the credits for returns and chargebacks are typically applied several months after the customer has paid the invoice. As a result, we deemed it to be an appropriate alternative presentation to classify the returns and chargebacks accrual as a liability rather than a contra-asset, and we expect to use this presentation in future filings.
STAFF COMMENT 3
Revenue Recognition-Reserves for Discounts, Returns, Rebates and Chargebacks, page 46
3.	We believe that your disclosure related to estimates of items that reduce your gross revenue such as product returns, rebates and chargebacks, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.
a).	The type and amount of each item that reduces your gross revenue at the balance sheet date. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each accrual. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b).	Expand your disclosure of the factors that you consider in estimating each accrual. Specifically, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of the information from external sources; for example, end-

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
14 August 2006

customer demand data compared to inventory levels. Describe how you estimate the prescription “fill-rate” with respect to your managed care and Medicaid rebates. In discussing your estimate of product returns, consider disclosing, preferably by product and in a tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

c).	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

d).	Please enhance your disclosure to present amounts separately for each item that reduces your gross revenue:
•	the current provision related to sales made in current period;

•	the current provision related to sales made in prior periods;

•	actual returns or credits in current period related to sales made in current period; and

•	actual returns or credits in current period related to sales made in prior periods.
e).	Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces gross sales. For example, explain your $7.0 million sales returns allowance and rebate accruals related to Soriatane. Specifically explain what “new information” you obtained from Roche regarding Soriatane sales returns and government rebates and outline why this new information was unavailable at the time of the acquisition in March 2004. As your accounting policy with respect to sales returns is predicated in historical experience, please correlate your analysis of the Soriatane sales returns issue to paragraph 6 f. of SFAS No. 48.
Supplemental Response 3(a).
     We enclose as ATTACHMENT A the revised revenue recognition accounting policy disclosure as it was reported in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005.
     The table set forth in Supplemental Response 1 shows, for 2004 and 2005 as restated, the amount of each revenue reserve allowance and accrual balance at the end of the year. Our Supplemental Response 3(d) sets forth in tabular form our gross-to-net revenues deductions.
Supplemental Response 3(b).
     See revised ATTACHMENT A, which explains in detail the factors the Company considers in estimating each accrual.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
14 August 2006

Supplemental Response 3(c). None.
Supplemental Response 3(d).
     See revised ATTACHMENT A.
     The table below summarizes our gross-to-net revenues deductions. The Company added this table in the Net Revenues section of the Results of Operations section included in the Management’s Discussion and Analysis of the Form 10-K/A that was filed on July 25, 2006. As noted in our previous response to the Staff, all deductions to revenues for rebates, cash discounts, product returns, chargebacks, and other represent the provision for sales made in the current period, except as otherwise specifically disclosed (e.g., changes in estimates related to sales in prior periods).

	Years Ended December 31,
	2005		2004		2003
	(Restated)		(Restated)		(Restated)
(Dollars in thousands)	$	% Change	$	% Change	$
Gross product revenues	226,567	32%	171,862	122%	77,516
Managed care and Medicaid rebates	(24,447)	64%	(14,891)	120%	(6,775)
Cash discounts and other	(10,239)	*	(3,785)	104%	(1,856)
Product returns	(9,867)	55%	(6,360)	*	(1,746)
Chargebacks	(6,597)	12%	(5,904)	*	(700)

Net product revenues	175,417	24%	140,922	112%	66,439

*	Percentage not meaningful.
Supplemental Response 3(e).
     The table set forth in Supplemental Response 1 shows, for 2004 and 2005 as restated, the amount of each revenue reserve allowance and accrual balance at the end of the year.
SUPPLEMENTAL DISCLOSURE
     Connetics hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Connetics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
14 August 2006

     Please direct any further comments or questions you may have to me at (650) 843-2843, or by email to kchurch@connetics.com.
Sincerely,
/s/ Katrina J. Church
Katrina J. Church
Exec. Vice President, Legal Affairs
General Counsel and Secretary

Cc:	Mr. John L. Higgins (Connetics, Chief Financial Officer)
Bcc:	Scott Meggs (Connetics)
Steve Love (Connetics)
David Michaels, Esq. (Fenwick)

ATTACHMENT A

Revenue Recognition
(as set forth in the Company’s Annual Report on Form 10-K/A for the year ended Dec. 31, 2005)
     Our revenue recognition policy is in accordance with the SEC Staff Accounting Bulletin No. 104, or SAB 104, “Revenue Recognition.” We recognize revenue for sales when substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment, with the exceptions described below. Our revenue recognition policy has a substantial impact on our reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management.
     We recognize product revenues net of allowances and accruals for estimated returns, rebates, chargebacks and discounts. We estimate allowances and accruals based primarily on our past experience. We also consider the volume and price mix of products in the retail channel, trends in distributor inventory, economic trends that might impact patient demand for our products (including competitive environment) and other factors. In addition, in December 2005 we began to use information about products in the wholesaler channel furnished to us in connection with distribution service agreements entered into in late 2004 and 2005, in connection with our estimation of these allowances and accruals. The sensitivity of our estimates can vary by program, type of customer and geographic location. In addition, estimates associated with U.S. Medicaid and contract rebates and returns are subject to adjustments based on new and updated business factors, in part due to the time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year for rebates and up to several years for returns. Because of this time lag, in any given quarter our estimates of returns, rebates and chargebacks recorded in prior periods may be adjusted to reflect current business factors.
     Gross-to-Net Sales Adjustments
     The following significant categories of gross-to-net sales adjustments impact our reporting: product returns, managed care rebates, Medicaid rebates, chargebacks, cash discounts, and other adjustments, all of which involve significant estimates and judgments and require us to use information from external sources. We account for these gross-to-net sales adjustments in accordance with Emerging Issues Task Force Issue No. 01-9, or EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and Statement of Financial Accounting Standard No. 48, or FAS 48, “Revenue Recognition When Right of Return Exists,” as applicable.
     Returns
     Our product returns accrual is primarily based on estimates of future product returns over the period during which wholesalers have a right of return, which in turn is based in part on estimates of the remaining shelf life of the products. We allow wholesalers and pharmacies to return unused product stock that are within six months before and up to one year after their expiration date, for a credit at the then-current wholesale price less five percent. As a general practice, we do not ship product that has less than 15 months until its expiration date. We also authorize returns for damaged products and credits for expired products in accordance with our returned goods policy and procedures. At the time of sale, we estimate the quantity and value of goods that may ultimately be returned pursuant to these rights.
     We estimate the rate of future product returns based on our historical experience using the most recent three years’ data, the relative risk of return based on expiration date, and other qualitative factors
Attachment A — Page i

that could impact the level of future product returns, such as competitive developments, product discontinuations and our introduction of new products. We assess the risk of return on a production lot basis and apply our estimated return rate to the units at risk for return. We monitor inventories held by our distributors, as well as prescription trends to help us assess the rate of return. In situations where we are aware of products in the distribution channel nearing their expiration date, we analyze the situation and if the analysis indicates that product returns will be larger than previously expected, we will adjust the sales return accrual in the period in which our analysis indicates the adjustment is necessary. If a product begins to face significant competition from generic products, we will give particular attention to the possible level of returns. To date, none of our products has direct generic competition.
     Returns from new products are more difficult to estimate for us to assess than returns for established products. We determine our estimates of the sales return accrual for new products primarily based on our historical product returns experience of similar products, products that have similar characteristics at various stages of their life cycle, and other available information pertinent to the intended use and marketing of the new product.
     Our actual experience and the qualitative factors that we use to determine the necessary accrual for future product returns are susceptible to change based on unforeseen events and uncertainties. We assess the trends that could affect our estimates and make changes to the accrual quarterly.
     Managed Care Rebates
     We offer rebates to key managed care and other direct and indirect customers. Several of these arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors in order to earn such rebates.
     We establish an accrual in an amount equal to our estimate of managed care rebates attributable to our sales in the period in which we record the sale as revenue. We estimate the managed care rebates accrual primarily based on the specific terms in each agreement, current contract prices, historical and estimated future usage by managed care organization, and levels of inventory in the distribution channel. We analyze the accrual at least quarterly and adjust the balance as needed.
     Medicaid Rebates
     We participate in the Federal Medicaid rebate program as well as several state government-managed supplemental Medicaid rebate programs, which were developed to provide assistance to certain vulnerable and needy individuals and families. Under the Medicaid rebate program, we pay a rebate to each participating state and local government for our products that their programs reimburse. Federal law also requires that any company that participates in the Medicaid program must extend comparable discounts to qualified purchasers under the Public Health Services, or PHS, pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. For purposes of this discussion, discounts and rebates provided through these programs are considered Medicaid rebates and are included in our Medicaid rebate accrual.
     We establish an accrual in the amount equal to our estimate of Medicaid rebate claims attributable to our sales in the period in which we record the sale as revenue. Although we accrue a liability for estimated Medicaid rebates at the time we record the sale (when we ship the product), the actual Medicaid rebate related to that sale is typically not billed to us for up to one year after sale, when a
Attachment A — Page ii

prescription is filled that is covered by that program. In determining the appropriate accrual amount we consider the then-current Medicaid rebate laws and interpretations; the historical and estimated future percentage of our products that are sold to Medicaid recipients by pharmacies, hospitals, and other retailers that buy from our customers; our product pricing and current rebate and/or discount contracts; and the levels of inventory in the distribution channel. We analyze the accrual at least quarterly and adjust the balance as needed.
     Chargebacks
     We also make our products available to authorized users of the Federal Supply Schedule, or FSS, of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs. The Veterans Health Care Act of 1992, or VHCA, establishes a price cap, known as the “federal ceiling price” for sales of covered drugs to the Veterans Administration, the Department of Defense, the Coast Guard, and the PHS. Specifically, our sales to these federal groups are discounted by a minimum of 24% off the average manufacturer price charged to non-federal customers. These groups purchase product from the wholesalers, who then charge back to Connetics the difference between the price the federal entity paid them for the product and the then-current retail price.
     We establish an accrual in the amount equal to our estimate of chargeback claims attributable to our sales in the period in which we record the sale as revenue. Although we accrue a liability for estimated chargebacks at the time we record the sale (when we ship the product), the actual chargeback related to that sale is not processed until the federal group purchases the product from the wholesaler. We estimate the rate of chargebacks based on our historical experience and changes to current contract prices. We also consider our claim processing lag time and the level of inventory held at wholesalers. We analyze the accrual at least quarterly and adjust the balance as needed. The inventory at retail pharmacies, which represents the rest of the distribution channel, is not considered in this accrual, as the entities eligible for chargebacks buy directly from wholesalers.
     Cash Discounts
     We offer cash discounts to our customers, generally 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts we expect our customers to take. We consider payment performance and adjust the allowance to reflect actual experience and our current expectations about future activity.
     Other Adjustments
     In addition to the significant gross-to-net sales adjustments described above, we periodically make other sales adjustments. For example, we may offer sales discounts to our customers and discounts and coupons to patients. Beginning in November 2005, “other adjustments” also includes payments owing to distributors pursuant to distribution services agreements. We generally account for these other gross-to-net adjustments by establishing an accrual in the amount equal to our estimate of the adjustments attributable to the sale. We generally estimate the accruals for these other gross-to-net sales adjustments primarily based on the historical experience, and other relevant factors, including levels of inventory in the distribution channel, if relevant, and adjust the accruals periodically throughout the quarter to reflect the actual experience.
     Use of Information from External Sources
     We use information from external sources to estimate our significant gross-to-net sales adjustments. Our estimates of inventory in the distribution channel are based on the projected
Attachment A — Page iii

prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. Prior to December 31, 2005, we estimated inventory in the distribution channel using historical shipment and return information from our accounting records and data on prescriptions filled, which we purchase from Per-Se Technologies, formerly NDC Health Corporation, one of the leading providers of prescription-based information. In April 2005, we began to receive weekly reporting of inventory on hand and sales information under the distribution service agreements from our two largest customers. We identified errors in the reported information that impaired the accuracy and, as a result, usefulness of this reporting. These errors were not corrected until December 2005. In December 2005 we also began to receive weekly reporting of inventory on hand and sales information for two other customers. As a result of the improved accuracy and increased scope of our inventory reporting, we began to use the reported inventory on hand information to estimate inventory in the distribution channel as of December 31, 2005.
     We use the information from Per-Se Technologies to project the prescription demand for our products. Our estimates are subject to inherent limitations pertaining to reliance on third-party information, as certain third-party information is itself in the form of estimates. In addition, our estimates reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive the third-party information.
     Use of Estimates in Reserves
     We believe that our allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. It is possible, however, that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched or acquired products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported net revenues; conversely, if actual returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustments to those reserves would increase our reported net revenues. If we changed our assumptions and estimates, our revenue reserves would change, which would impact the net revenues we report.
*****END*****

Attachment A — Page iv